[MANATT, PHELPS & PHILLIPS, LLP LETTERHEAD]

VIA EDGAR AND OVERNIGHT MAIL

June 30, 2011

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Patient Safety Technologies, Inc.
Registration Statement on Form S-1
Filed May 10, 2011
Registration No. 333-174085

Dear Ms. Ravitz:

On behalf of Patient Safety Technologies, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-174085) (the “Registration Statement”), originally filed by the Company on May 10, 2011.

We are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Brian E. Stewart of the Company, dated June 6, 2011 (the “Commission’s Letter”).  For convenience of reference, the Staff’s comment contained in the Commission’s Letter is reprinted below in italics, and is followed by the corresponding response of the Company.

We have provided to you, Tom Jones and Mary Beth Breslin a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on May 10, 2011.

Cover Page

1.
Please note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which securities will be sold.  Given the lack of an established market for your securities, a statement that selling shareholders will sell “at market prices” is insufficient to satisfy your disclosure obligation.  Therefore, please disclose the fixed price at which the securities will be sold.  We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  Also revise your prospectus summary, selling shareholders and plan of distribution sections accordingly.

Ms. Amanda Ravitz
Securities and Exchange Commission
June 30, 2011

We note the Staff’s comment but respectfully submit that the comment is not applicable to the Company for the following reasons.

Our understanding of the Staff’s position on what constitutes an “established trading market.”

We understand the Staff has a long-held position that registrants’ whose securities are quoted on the OTC Bulletin Board or a national securities exchange are permitted to disclose that sales of securities being registered will be made at prevailing market prices or privately negotiated prices.  We further understand that the Staff may treat, depending on the circumstances, securities otherwise listed or quoted as not being listed or quoted on an established trading market.  In such circumstances the Staff may require disclosure that selling stockholders may sell the securities being registered only at a fixed price until such time such securities are quoted on the OTC Bulletin Board or are listed on a national securities exchange.

The Company’s shares were quoted on the OTC Bulletin Board until moved by market makers to the OTC QB market as part of the recent restructuring of the over-the-counter markets.

The Company’s common stock is currently traded on the OTC QB market operated by OTC Markets Group, Inc. under the symbol “PSTX.” From February 16, 2007 to February 28, 2011, the common stock was quoted on the OTC Bulletin Board under the same symbol.  Prior to that it was listed on the American Stock Exchange, now NYSE Amex.

On March 1, 2011, the quotation of the Company’s common stock was moved by market makers from the OTC Bulletin Board to the OTC QB.  This move was made without any involvement, action or consent of the Company and was part of what the Company understands was a mass migration of quotations in February and March 2011 from the OTC Bulletin Board to the OTC QB.  Specifically, the Company understands that this restructuring of the over-the-counter markets occurred due to market makers viewing the OTC QB as having superior trading technology and a lower pricing structure than the OTC Bulletin Board.1

Since moving to the OTC QB, the Company’s trading market has expanded and its stock performance has improved.  The OTC QB has in fact provided more of a trading market than was the case with the OTC Bulletin Board.

The Company’s common stock was last quoted on the OTC Bulletin Board on February 28, 2011.  The Company’s average daily trading volume from January 1, 2011 to February 28, 2011 on the OTC Bulletin Board was 6,451 shares.  Subsequent to moving to the OTC QB, the Company’s average daily trading volume has increased more than 170%, with the average daily trading volume on the OTC QB from March 1, 2011 to June 22, 2011 being 17,451 shares.

______________________________________
1
All information herein related to the OTC QB and the OTC Bulletin Board has been obtained from OTC Markets, Inc. website available at: www.otcmarkets.com.  For information about the trading on the OTC Bulletin Board, please see the tab entitled “FINRA BB,” which is how the OTC Markets website refers to the OTC Bulletin Board.  Neither we nor the Company have sought to independently verify the information provided by the OTC Markets but have no reason to doubt its accuracy.

Ms. Amanda Ravitz
Securities and Exchange Commission
June 30, 2011

Since moving from the OTC Bulletin Board to the OTC QB, the Company’s trading price has increased significantly.  The average closing price over the 30 trading days up to and including February 28, 2011 (the last trading day on the OTC Bulletin Board) was $0.83 per share, while the average closing price over the 30 trading days up to and including June 22, 2011 (while the Company was traded on the OTC QB) was $1.21 per share, or an increase of 46.5%.

We understand that the OTC QB market is effectively the successor market to the OTC Bulletin Board or, at the very least, a comparable established trading market.

Data available on the OTC QB’s website shows that the OTC QB has effectively replaced the OTC Bulletin Board as the established over-the-counter trading market.  The following table compares the trading platforms as of June 22, 2011.2

	OTC Bulletin Board (securities listed solely on the OTC Bulletin Board)3	OTC QB
Number of Securities Quoted	20	3,712
Dollar Volume	$0	$151,225,846
Share Volume	0	1,314,421,550
Trades	0	35,333

According to the OTC QB’s website, certain SEC-reporting companies are quoted on both the OTC Bulletin Board and OTC QB, but merely 20 are quoted solely on the OTC Bulletin Board.

These trading statistics suggest that, overall, the OTC QB has significantly greater liquidity than the OTC Bulletin Board.  As noted above, with respect to the Company itself, the Company’s common stock has seen substantially greater liquidity after market makers began to quote the Company’s common stock on the OTC QB compared to when the Company’s common stock was quoted on the OTC Bulletin Board.  In other words, actual data suggests that the OTC QB is a more liquid market for the Company’s common stock and constitutes an established trading market superior to the OTC Bulletin Board.

In addition to added liquidity, companies quoted on the OTC QB must be current in their reporting obligations with the Commission.  This requirement matches the principal quotation requirement of the OTC Bulletin Board.  Companies quoted on the OTC QB must comply with rule 15c2-11 and to the Company’s knowledge have the same filing requirements (subject to the same exceptions) as required on the OTC Bulletin Board.  As a result, we are not aware of any qualitative requirements that distinguish companies quoted on the OTC Bulletin Board from those quoted on the OTC QB.
____________________________
2
Information from http://www.otcmarkets.com/otcbb/home and http://www.otcmarkets.com/otcqb/home.  OTC Markets, Inc. also created a higher market tier than the OTC QB called the OTC QX, which, as of June 22, 2011, quoted 231 securities and, according to OTC Markets, Inc., has additional qualitative standards.  These standards would exceed that required to be quoted on the OTC Bulletin Board.

3
We understand from the OTC QB’s website that this number relates to companies that are quoted solely on the OTC Bulletin Board as compared to companies quoted both on the OTC Bulletin Board and the OTC QB.

Ms. Amanda Ravitz
Securities and Exchange Commission
June 30, 2011

It is important to note that the OTC QB is not the former “pink sheets” market.  That market is now designated by OTC Markets, Inc. as “OTCPink.”  The Company is not a “pink sheets” company as that term is commonly understood and is not quoted on the OTCPink.

Both with respect to the Company itself and as a macro issue for the markets as a whole, the Company submits that the OTC QB represents an established trading market that is at least equivalent to the OTC Bulletin Board.  As a matter of policy, companies quoted on the OTC QB (rather than the OTC Bulletin Board) should not be disadvantaged as a result of an involuntary change in the quotation platform where that change relates solely to commercial arrangements between the OTC Bulletin or the OTC QB, on the one hand, and market makers on the other.  In addition, companies whose quotations were moved to the OTC QB should not be required to dually list on the OTC Bulletin Board (along with the OTC QB) merely in order to be deemed traded on an “established market” when it appears that currently the OTC QB is a more active, liquid and established trading market than the OTC Bulletin Board.

Based on the foregoing facts and circumstances, we believe the Company’s common stock is quoted on an established trading market consistent with the Staff’s position and the requirements of  Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3).  Therefore, we respectfully submit that the Staff’s comment is not applicable to the Registration Statement.

*               *               *

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement.  If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-371-2500.

          Very truly yours,

          /s/ Matthew S. O’Loughlin

          Matthew O’Loughlin

cc:	Tom Jones, Division of Corporation Finance
Mary Beth Breslin, Division of Corporation Finance
Brian Stewart
David Dreyer
Ben D. Orlanski, Esq.